                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                               LANDAIR CORPORATION

                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   514757103
                                   ---------
                                 (CUSIP Number)

                               Scott M. Niswonger
                                430 Airport Road
                          Greeneville, Tennessee 37745
                                 (423) 636-7000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 10, 2002
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                 ------------------------

CUSIP No. 514757103                  13D/A                Page 2 of 5 Pages

-----------------------                                 ------------------------
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Scott M. Niswonger

--------------------------------------------------------------------------------

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------

   3   SEC USE ONLY
--------------------------------------------------------------------------------

   4   SOURCE OF FUNDS

       00  To be determined

--------------------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------

                         7    SOLE VOTING POWER
                              4,242,630 shares of Common Stock
       NUMBER OF
        SHARES         ---------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER
       OWNED BY               0 shares of Common Stock
         EACH
      REPORTING        ---------------------------------------------------------
        PERSON           9    SOLE DISPOSITIVE POWER
         WITH                 4,242,630 shares of Common Stock

                       ---------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              0 shares of Common Stock

--------------------------------------------------------------------------------

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON shares of Common Stock, consisting of 4,241,730 shares of Common Stock held directly and 900 shares held indirectly.

--------------------------------------------------------------------------------

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       58.0% Common Stock

--------------------------------------------------------------------------------

   14  TYPE OF REPORTING PERSON

       IN, HC

--------------------------------------------------------------------------------

-----------------------                                 ------------------------

CUSIP No. 514757103                  13D/A                Page 3 of 5 Pages

-----------------------                                 ------------------------
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John A. Tweed

--------------------------------------------------------------------------------

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------

   3   SEC USE ONLY
--------------------------------------------------------------------------------

   4   SOURCE OF FUNDS

       00  To be determined

--------------------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------

                         7    SOLE VOTING POWER
                              948,786 shares of Common Stock
       NUMBER OF
        SHARES         ---------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER
       OWNED BY               0 shares of Common Stock
         EACH
       REPORTING       ---------------------------------------------------------
        PERSON           9    SOLE DISPOSITIVE POWER
         WITH                 948,786 shares of Common Stock

                       ---------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              0 shares of Common Stock

--------------------------------------------------------------------------------

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON shares of Common Stock, consisting of 948,786 shares of Common Stock held directly.

--------------------------------------------------------------------------------

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       13.0% Common Stock

--------------------------------------------------------------------------------

   14  TYPE OF REPORTING PERSON

       IN

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D/A relates to the common stock, par value $0.01 per share (the "Common Stock"), of Landair Corporation, a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 430 Airport Road, Greeneville, Tennessee 37745.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This 13D/A Statement is being filed by Scott M. Niswonger and John A. Tweed (collectively the "Reporting Persons"). The Reporting Persons are filing this Statement together because they may be considered a "group" within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Statement. Except as otherwise expressly set forth in this Statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Person. The Agreement between the Reporting Persons relating to the joint filing of this Schedule is attached as Exhibit 1 to this Schedule 13D/A. This Schedule 13D/A constitutes Amendment No. 1 to the Schedule 13D filed by Scott M. Niswonger on June 26, 2000 and Amendment No. 1 to Schedule 13D filed by John A. Tweed on January 5, 2001.

(b) The business address of each Reporting Person is 430 Airport Road, Greeneville, Tennessee 37745.

(c) Mr. Niswonger is Chairman and Chief Executive Officer of Landair Corporation and Chairman and Chief Executive Officer of Forward Air Corporation, each located at 430 Airport Road, Greeneville, Tennessee 37745. Mr. Tweed is President and Chief Operating Officer of Landair Corporation. Landair Corporation is a high-service-level truckload carrier that transports a wide range of commodities in both intrastate and interstate commerce. Forward Air Corporation is a provider of scheduled surface transportation for deferred air freight to freight forwarders, integrators and airlines.

(d) During the last five years, neither Reporting Person has been convicted in a criminal proceeding.

(e) During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Each Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Under the proposed transaction, the Reporting Persons would acquire all of the Issuer's outstanding stock which they do not already own. The Reporting Persons anticipate that the aggregate value of the transaction will be approximately $33 million taking into account the consideration to be paid for the outstanding shares, settlement of outstanding options, and estimated costs of the transaction. This figure does not include the 5,191,416 shares owned by the Reporting Persons. The source and form of financing for the transaction has not been determined. As of this filing, no firm commitments for financing have been received.

ITEM 4. PURPOSE OF TRANSACTION.

By letter dated October 10, 2002, the Reporting Persons submitted a buyout proposal to the Issuer's Board of Directors. Under the terms of this proposal, the Reporting Persons will acquire all of the Issuer's outstanding shares not already owned by them (representing approximately 29% of the Issuer's outstanding shares) for a price of $13.00 per share payable in cash. The exact form and structure of this transaction has not been determined. If the transaction is completed, it is expected that the Common Stock will be removed from registration, the Issuer will cease to be a reporting company under the 1934 Act, and the Common Stock will cease to be quoted through NASDAQ or any other interdealer quotation system.

The Reporting Persons expect to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. In particular, the Reporting Persons may at any time and from time to time acquire additional shares of Common Stock or securities convertible or exchangeable for Common Stock or dispose of shares of Common Stock. Any such transactions may be effected at any time and from time to time, subject to any applicable limitations of the Securities Act of 1933, as amended, and the 1934 Act.

Except as set forth in this Item 4 and in furtherance of the proposed transaction, the Reporting Persons presently have no plans or proposals which would relate to or result in any of the actions set forth in Parts (a) through
(j) of Item 4 of Schedule 13D. The information set forth in this Item 4 is qualified in its entirety by the terms of the Reporting Persons' proposal letter, a copy of which is attached as Exhibit 2 to this Schedule 13D/A.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

Name of Reporting Person      Amount Beneficially Owned(1)      Percent of Class
------------------------      ----------------------------      ----------------
Scott Niswonger                       4,242,630(2)                     58.0%
John A. Tweed                           948,786(3)                     13.0%

(1) Each Reporting Person has the sole power to vote, dispose, and direct the disposition of the shares listed for his name. No such power is shared by either Reporting Person.

(2) Includes 450 shares held by Mr. Niswonger for his grandson and 450 shares held by Mr. Niswonger's spouse for her daughter.

(3) Does not include options for 75,000 shares which will vest in equal annual 25% increments over a 4 year period beginning February 7, 2003.

(c) No transactions in the Issuer's Common Stock were effected by the Reporting Persons during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d) See information set forth in Item 6.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On December 28, 2000, Mr. Tweed purchased 500,000 shares of Common Stock of the Issuer in a negotiated transaction at a price of $4.50 per share, for a total consideration of $2,250,000. The source of funds was a five year full recourse promissory note (the "Note") given to Scott M. Niswonger, as holder, by John A. Tweed, as maker. The Note bears interest at the minimum applicable federal rate and becomes due and payable on the fifth anniversary of the date of the Note. The Note is secured by a Pledge and Security Agreement between John A. Tweed, as pledgor, and Scott M. Niswonger, as Lender. Under the Pledge and Security Agreement, the 500,000 shares of Common Stock are pledged as collateral to secure repayment of the Note. Mr. Tweed retains the right to vote the pledged shares so long as no default has occurred under the Pledge and Security Agreement. No such default has occurred.

The Reporting Persons may act together to contribute their respective shares of Common Stock to an entity used to effectuate the proposed transaction.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Joint Filing Agreement
Exhibit 2 - Proposal letter dated October 10, 2002

                          SIGNATURES (Schedule 13D/A)

After reasonable inquiry and to the best of my knowledge and belief, we each certify that the information set forth in this statement is true, complete, and correct.

                                       By: /s/ Scott M. Niswonger
                                           -----------------------------
                                           Scott M. Niswonger


                                       By: /s/ John A. Tweed
                                           -----------------------------
                                           John A. Tweed


Date:  October 18, 2002